Exhibit 99.1

Record high profit and volume for Marine Harvest

(Oslo, 27 August 2014) Marine Harvest achieved an operational EBIT of NOK 1 220 million in the second quarter of 2014, compared to NOK 901 million in the corresponding quarter of 2013.

- The second quarter was a strong quarter for Marine Harvest, with record high profit and volume.  As a consequence of the good results, the board has resolved a quarterly dividend of NOK 1 per share, says Aarskog.

Marine Harvest Group reported operational revenues and other income of NOK 6 563 million (NOK 4 445 million) in the second quarter of 2014. Total harvest volumes were 114 176 tonnes in the quarter (79 438 tonnes). Harvest guidance for 2014 is 414 000 tonnes.

- The second quarter marked a milestone for Marine Harvest. In June we made the first deliveries of our own feed, produced at our new feed factory at Bjugn, to sites in Norway. The factory will at full capacity serve 60% of the Norwegian production, and is a vital step towards becoming a fully integrated protein producer with complete control from feed to plate, says CEO Alf-Helge Aarskog.

Salmon of Norwegian origin achieved an operational EBIT per kilo of NOK 12.16 (NOK 12.33) in the second quarter, while salmon of Scottish and Canadian origin reported operational EBIT per kilo of NOK 12.19  and NOK 11.01  respectively (NOK 13.55 and NOK 14.55). Salmon of Chilean origin achieved an operational EBIT per kilo of NOK 5.50 (na). The figures include contribution from Sales and Marketing, including VAP Europe and Morpol Processing. Marine Harvest VAP Europe reported an operational EBIT of NOK -4 million compared to NOK 7 million in the second quarter of 2013. Morpol Processing reported an operational EBIT of NOK 24 million.

- I'm confident that Marine Harvest is well positioned to optimize under the short term challenges arising from the Russian sanctions, due to our global presence, sales contract hedging and high degree of financial flexibility, says Aarskog.

For further information, please contact:
Ivan Vindheim, CFO, Mobile: +47 958 71 310
Henrik Heiberg, VP Finance & Treasury, Tel: +47 21 56 20 11, Mobile: +47 917 47 724

About Marine Harvest Group
Marine Harvest Group is the world's leading seafood company and largest producer of farmed salmon, with presence in 22 countries and a total of 10 600 employees worldwide. The company is headquartered in Bergen, Norway, and is listed on the Oslo Stock Exchange and New York Stock Exchange (NYSE). Please see www.marineharvest.com for further information.

Forward looking statements
This release may be deemed to include forward-looking statements, such as statements that relate to Marine Harvest's goals and strategies, salmon prices, ability to increase or vary harvest volume, production capacity, trends in the seafood industry, restructuring initiatives, exchange rate and interest rate fluctuations, expected research and development expenditures, business prospects and positioning with respect to market, demographic and pricing trends, strategic initiatives, and the effects of any extraordinary events and various other matters (including developments with respect to laws, regulations and governmental policies regulating the industry and changes in accounting policies, standards and interpretations) on Marine Harvest's business and results. Forward-looking statements are typically identified by words or phrases, such as "believe," "expect," "anticipate," "intend," "estimate," "may increase," "may fluctuate," "plan," "goal," "target," "strategy," and similar expressions or future or conditional verbs such as "may," "will," "should," "would," and "could." Forward-looking statements are Marine Harvest's current estimates or expectations of future events or future results. Actual results could differ materially from those indicated by these statements because the realization of those results is subject to many risks and uncertainties. Marine Harvest ASA's registration statement on Form 20-F filed in 2014, including the section captioned "Risk Factors," contain additional information about factors that could affect actual results, including: changes to the price of salmon including the value of our biological assets; hedging risks; risks related to fish feed; economic and market risks; environmental risks; operational risks; risks related to escapes, disease and sea lice; product risks; risks related to our acquisitions; financing risks; regulation risks including relating to food safety, the aquaculture industry, processing, competition and anti-corruption; trade restriction risks; litigation risks; tax and accounting risks; strategic and competitive risks; and reputation risks. All forward-looking statements included in this release are based on information available at the time of the release, and Marine Harvest assumes no obligation to update any forward-looking statement.
This information is subject of the disclosure requirements pursuant to section 5-12 of the Norwegian Securities Trading Act.

Interim Report Q2 2014
http://hugin.info/209/R/1851306/646617.pdf

Presentation of 2nd Quarter 2014
http://hugin.info/209/R/1851306/646618.pdf